June 4, 2007

Mr. Michael Fay

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	The E. W. Scripps Company

File No. 000-16914

Form 10-K for the year ended December 31, 2006

Dear Mr. Fay,

This letter is in response to your letter dated May 4, 2007 regarding the SEC’s review of our Form 10-K for the year ended December 31, 2006. Included below are your individual comments and the Company’s responses, including, as necessary, proposed revisions to disclosures that we expect to make in future filings.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of the matters further, please contact Chad Boydston at (513) 977-3942.

Sincerely,

/s/ Joseph G. NeCastro
Joseph G. NeCastro
Executive Vice President and Chief Financial Officer

cc:	Lori A. Hickok, Vice President and Controller

Deloitte & Touche LLP

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

1.	We note that you make several estimates with regard to your recognition of revenue. For example, we note that you must estimate i) rebates and discounts given based upon the volume of advertisements purchased by a customer, ii) make-good advertisements due to a customer when a guaranteed audience size is not delivered, iii) referral refunds resulting from the cancellation of contracts by customers of third-party service providers, and iv) the amount of network affiliate fee revenue and licensing revenue which is due to you, but not reported to you until after the close of the reporting period. In this regard, we note that the “Critical Accounting Policies and Estimates” section of your filing only discusses the estimates related to your network affiliate fee revenue. While we acknowledge that your significant accounting policies footnote discusses the various estimates made with regard to revenue recognition, we believe that additional disclosure in the “Critical Accounting Policies and Estimates” section of your filing may also be warranted given that the estimates require significant judgment and directly impact your reported results of operations. As such, with regard to each estimate that is a significant element of your revenue recognition policy, please expand your disclosure in MD&A to discuss how you arrive at the estimates, the degree of judgment applied to the estimates, and how accurate your estimates have been in the past.

We acknowledge that providing additional detail related to certain critical accounting estimates would enhance the disclosure associated with the respective revenue sources. We do not, however, consider each of the above-identified items significant enough to warrant additional disclosure as a critical accounting estimate. The estimates related to rebates and discounts based upon the volume of advertisements purchased, make-good advertisements, and referral refunds are appropriately included as elements of our revenue recognition policy, but the amounts are not material to the financial statements, and we, therefore, do not believe they warrant additional disclosure in MD&A. The largest of these items at December 31, 2006 was the make-good accrual, which had a balance of approximately $5 million. Additionally, adjustments related to these estimates have not been significant in the past.

We do, however, believe that readers of the financial statements would benefit from additional disclosure surrounding the estimate related to network affiliate fee revenue due to the significance to the financial statements. The affiliate subscriber fee revenue was approximately $18 million in December 2006. This amount was based on actual subscribers from the most recent data available from cable and satellite television systems, which is typically between one and three months old. Given that the estimate is recorded based on recent actual subscriber data, the sensitivity associated with the estimate is relatively low, and we have not had significant adjustments to the estimate in the past. In order to better convey this to readers of the financial statements, we will modify our disclosure related to network affiliate fees in future filings to include the following language. “Reported network affiliate fee revenues are based upon our estimate of the number of subscribers receiving our programming, which determines the amount of volume-based discounts each cable and satellite television provider is entitled to receive. The subscriber estimate for each cable and satellite television system is based on the actual number of subscribers reported in the most recent data received, which is generally within the previous three months. While network affiliate fee revenues are adjusted once actual subscriber data is received, adjustments for these estimates have not been significant in the past.”

Financial Statements

Consolidated Balance Sheets

2.	We note that the “Miscellaneous” liabilities balances reported in your balance sheet represent approximately 24.8% and 21.3% of your “Total current liabilities” balances reported at December 31, 2006 and December 31, 2005, respectively. As such, please tell us and disclose the nature of your obligations which have been classified as miscellaneous liabilities and disclose the amounts of any individual obligations that are significant. Refer to Rule 5-02(20) of Regulation S-X for further guidance.

The “Miscellaneous” liabilities balances in our consolidated balance sheets include various accruals, which are individually insignificant. The largest obligations comprising the balance are accrued marketing and advertising, accrued interest, accrued rent, and accrued royalties, which represented approximately 55% of the total miscellaneous liabilities balance at December 31, 2006. While none of theses amounts exceeded the 5% threshold in Rule 5-02(20) of Regulation S-X, we recognize that providing additional accrual detail may be beneficial to readers of the financial statements. Accordingly, we propose to modify our future filings to include separate captions for accrued marketing and advertising and accrued interest, which would have reduced the miscellaneous liabilities balance by 31% at December 31, 2006. We have attached an example of the modified presentation for current liabilities as an exhibit to this response.

Consolidated Statements of Income

3.	Given the significance to “Total costs and expenses,” please disclose the nature of items included in “other costs and expenses” and the amounts of any individual significant items therein.

The “other costs and expenses” caption in our consolidated statements of income represents various expense categories including newspaper and program distribution costs, rent, repairs and maintenance, royalties, contract labor and consulting, phone, utilities, outside services, and other miscellaneous expenses. The largest of these amounts individually represented approximately 2% of total costs and expenses for the year ended December 31, 2006. In reviewing our presentation of total costs and expenses in response to your comment, we believe modifying the current presentation of our statements of income may be appropriate. We will modify our income statement presentation in future filings to include a caption for production and distribution costs, which would have reduced the other costs and expenses line by approximately 44% for the year ended December 31, 2006. We have attached an example of the modified presentation of costs and expenses as an exhibit to this response.

In addition, the following text disclosure will be added to “Summary of Significant Accounting Policies” in Note 1 to the consolidated financial statements:

Production and distribution costs – Production and distribution costs include costs incurred to distribute our programming to cable and satellite systems, produce and distribute our newspapers and other publications to readers, and other costs incurred to provide our products and services to consumers. These costs are expensed as incurred.

Consolidated Statements of Cash Flows

4.	We note the net presentation in cash flow from operating activities for “Dividends received greater than equity in earnings of JOAs and other joint ventures,” “Affiliate fees billed greater than amounts recognized as revenue” and “Payments for programming less (greater) than program cost amortization.” Generally, information on a gross basis is more relevant than a net presentation pursuant to paragraph 11 of FAS 95. In particular, gross presentation is preferable where cash amounts are netted with noncash amounts, as appears to be the case with the “Dividend received …” and “Payments for programming …” lines of your statements of cash flows. Please revise your statements of cash flows to present the items indicated on a gross basis, or explain to us why your presentation is appropriate.

While the captions identified are presented on a net basis in our consolidated statements of cash flows, information presented in the consolidated statements of income, notes to the consolidated financial statements and/or MD&A allows readers to determine the gross amounts included in each of these captions. Utilizing the “Equity in earnings of JOAs and other joint ventures” line and “Programs and program licenses” line from the Consolidated Statements of Income, the gross amounts for “Dividends received greater than equity in earnings of JOAs and other joint ventures” and “Payments for programming less (greater) than program cost amortization” can be deductively calculated. Additionally, the amount of billed network affiliate fees is separately disclosed in the MD&A, and information on the unbilled network affiliate fee revenue is provided in the notes to the consolidated financial statements. Further, presenting these amounts gross would not change total cash flows from operating activities. While we believe that we have complied with the intent of paragraph 11 of FAS 95 through this additional disclosure included in our Form 10-K, we will aggregate this information in one place by revising our statements of cash flows in future filings to present these amounts on a gross basis.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies – Amortizable Intangible Assets

5.	We note that in the fourth quarter of 2004, you concluded that your “broadcast television network affiliation” intangible assets no longer had indefinite lives and began amortizing the value assigned to your network affiliation relationships over 20 to 25 years. Given that each of your affiliate relationships is due to expire in 2010, please tell us how you determined that 20 to 25 years was the appropriate amortization period for your network affiliation intangible assets. To the extent that you have assumed that your network affiliate agreements will be extended or renewed, please tell us the basis of your assumption and the length (in years) of i) a standard network affiliate agreement and ii) the network affiliate agreements that you have entered into in the past. Also, tell us the aggregate amount of costs you expect to incur to extend or renew these agreements.

In determining the amortization period associated with “broadcast television network affiliation” intangible assets, we considered the current contract expiration dates, historical renewal practices, and expected future extensions of the network affiliations. While there is not a standard network affiliate agreement term, our two most recent agreements have had terms of five years and 10 years, and the cost of renewing such agreements is minimal. Historically, we have renewed all ABC affiliated stations and all NBC affiliated stations simultaneously using similar agreements for each group of stations.

While the current agreements are due to expire in 2010, our stations have long-standing network affiliations, and we expect to continue to renew the existing affiliation agreements. Although there can be no assurance regarding these renewals, we have not had problems maintaining the relationships in the past, and we have no reason to believe that the affiliation agreements will be terminated at any point. Several of our stations have maintained network affiliations for periods exceeding 40 years, and we believe there are no legal, regulatory, contractual, or economic factors that limit the useful life of the network affiliations. Despite these factors, we believe limiting the life to 25 years is appropriate given the changing environment in the media industry and the changes in consumer preferences related to the variety of media outlets.

Investments

6.	In view of the materiality of your equity in earnings of others, please disclose the amount of consolidated retained earnings that represents undistributed earnings of 50 percent or less owned persons accounted for by the equity method pursuant to Rule 4-08(e)(2) of Regulation S-X.

Historically, cash distributions received from our equity method investments have approximated or exceeded amounts recorded as equity in earnings. Accordingly, the amount of consolidated retained earnings representing undistributed earnings of 50 percent or less owned persons accounted for by the equity method is immaterial and does not significantly limit the payment of dividends.

Current Liabilities Presentation		EXHIBIT 1
(in thousands)	As of December 31,
	2006	2005
Current liabilities:
Accounts payable	$77,945	$92,084
Customer deposits and unearned revenue	50,524	53,521
Accrued liabilities:
Employee compensation and benefits	76,744	75,069
Network distribution incentives	3,755	8,871
Accrued income taxes	36,798	4,705
Accrued marketing and advertising costs	19,638	17,820
Accrued interest	10,850	7,910
Miscellaneous	68,645	57,990
Liabilities of discontinued operations	19,719	46,863
Other current liabilities	34,650	29,103

Total current liabilities	$399,268	$393,936

Costs and Expenses Presentation			EXHIBIT 2
(in thousands)	For the years ended December 31,
	2006	2005	2004
Costs and Expenses:
Employee compensation and benefits	$666,284	$597,094	$550,558
Production and distribution	300,465	288,359	270,416
Programs and program licenses	243,235	221,167	213,102
Marketing and advertising	226,044	152,515	79,242
Other costs and expenses	265,031	228,595	207,746

Total costs and expenses	$1,701,059	$1,487,730	$1,321,064